Allianz Life Insurance Company of North America
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
(763) 765-2913

December 8, 2003

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
450 Fifth Street, N.W.
Washington, DC 20549


Re: Allianz Life Insurance Company of North America
    Allianz Life Variable Account B
    File Nos. 333-95729 and 811-05618
    CIK # 0000836346
    Accession # 0000836346-03-000082
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Dear Sir/Madam:

On November 21, 2003 the above-referenced 485a filing was forwarded via Edgar. The purpose of the 485a amendment was to submit a second version of the prospectus which included disclosure related to additional riders. However, upon initial review by the Office of Insurance Products it was determined that the prospectus should instead be filed as an initial N4 registration. Therefore we are requesting withdrawal of the previously accepted filing under Form Type AW and we will be resubmitting the filing as an inital registration under form N4.

Please contact me with any questions or comments you may have concerning the enclosed. I may be reached at the following address and phone number: Allianz Life, 5701 Golden Hills Drive, Mpls, MN 55416. Telephone: (763)765-2913


Sincerely,

Allianz Life Insurance Company of North America

By: /s/ STEWART D. GREGG
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        Stewart D. Gregg